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                                                                      EXHIBIT 43

                              [LOEWEN LETTERHEAD]

October 10, 1996

Dear Shareholder:

    I would like to take this opportunity to advise you that following a thorough and careful analysis and discussions with its financial and legal advisors, your Board of Directors has unanimously determined that the exchange offer proposed by Service Corporation International (SCI) is inadequate and not in the best interests of the Company or its shareholders. As a result, your Board recommends that you not tender your shares, if and when the proposed offer is commenced.

    The Board determined by unanimous vote of the directors present that the best way to maximize value for shareholders is through continued implementation of the Company's long-term business plan as an independent company. The Board believes the Company will continue to build shareholder value through growth, especially growth through acquisitions, and through enhanced profitability.

    In rejecting the proposed exchange offer, the Board relied, in part, on written inadequacy opinions from Smith Barney Inc. and Nesbitt Burns Inc., the Company's financial advisors.

    SCI's proposal is subject to significant conditions, including: the tendering of 75% of each class of Loewen's outstanding common and preferred shares; SCI shareholder approval of the corporate reorganization of SCI and the issuance of shares in connection with the proposal; and the elimination of Loewen's Shareholder Protection Rights Plan. These conditions are in addition to the satisfaction of all U.S. and Canadian regulatory concerns, including antitrust issues.

    Among the key factors the Board considered in arriving at its recommendation were the serious regulatory, industry and financial issues the SCI proposal raises, including these factors:

    - SCI CLEARLY WANTS TO BUY LOEWEN ON THE CHEAP, FOLLOWING AN UNFORTUNATE AND UNJUSTIFIED JURY VERDICT IN MISSISSIPPI. This one-time event, which depressed Loewen's share price but not its ability to grow, provided SCI with an opportunity to attempt to grab Loewen at a price that the Board has again determined is simply not in the best interests of the Company or its shareholders.

    - SCI CLEARLY WANTS TO BE "THE PREFERRED BUYER" IN THE INDUSTRY... BUT CAN'T, BECAUSE LOEWEN ALREADY IS. SCI's acquisition strategies and techniques are very different than those of Loewen, and an integration of the strategies and techniques of the Company and SCI may be difficult, resulting in an entity with significantly different characteristics than Loewen currently enjoys. Since the first of the year, Loewen has closed or signed approximately US$730 million in acquisitions. That is on top of our investments with The Blackstone Group, one of the premier merchant banking firms in the world, to acquire Prime Succession Inc. and Rose Hills Memorial Park Association, two of the most prized assets in the industry, for an aggregate of US$535 million. Loewen has in recent years significantly expanded its acquisition program, and acquisition targets have shown a preference for acquisition by Loewen rather than SCI.
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    - SCI CLEARLY INTENDS TO ELIMINATE COMPETITION IN A RAPIDLY CONSOLIDATING
      INDUSTRY. The anti-competitive effects of the proposal have already prompted regulatory scrutiny in several states, including New York, Florida, Hawaii, Texas, California and Tennessee and from the Federal Trade Commission. In addition, the Canadian Competition Bureau is investigating the effects of the proposal under the Canadian Competition Act, and in that respect has made a request for information from the Company. As a result of the significant antitrust issues relating to the combination of the Company and SCI, both in Canada and in the U.S., there is significant uncertainty as to whether the conditions of the SCI proposal will be met. In addition, the Company has filed an antitrust lawsuit in the United States District Court for the Eastern District of New York against SCI and Equity Corporation International, of which SCI owns approximately 40%.

    Let me close by emphasizing that the Board is committed to protecting the best interests of the Company and its shareholders and to maximizing shareholder value. To achieve these objectives, the Board believes the Company should continue to pursue its strategies aimed at enhancing shareholder value as an independent company. Over the past five years Loewen has generated compounded annual revenue and earnings growth, excluding the Gulf National and Provident legal settlements, of 41.5% and 36.8% respectively. We have the right strategy, and it's working. We have the right team and a reputation as a provider of superior services. We are in the right industry at the right time. And we have built a strong foundation for significant growth in revenues and profitability in the future.

    A more detailed description of the factors considered by your Board is contained in the enclosed Schedule 14D-9. We urge you to read it carefully and in its entirety so that you will be fully informed as to the Board's recommendation.

    We deeply appreciate your support and will keep you up-to-date on whatever new developments come along. In the meantime, we urge you not to tender your shares, if and when SCI's proposal is commenced.

Sincerely,



/s/ Raymond L. Loewen
Chairman and Chief Executive Officer

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